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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                           (Amendment No. ____17____)*

                           EDISON CONTROL CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                     ---------------------------------------
                         (Title of Class of Securities)

                                   280883 10 9
                     ---------------------------------------
                                 (CUSIP Number)

        William B. Finneran, First Union Securities, 12 East 49th Street,
                     New York, New York 10017 (212) 317-4747
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2003
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (11-02)                                                   001.1398476.3

CUSIP No. 280883 10 9

================================================================================
    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          William B. Finneran
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [X]

--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)

    4     SC
--------  ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             1,596,978 (including a warrant to purchase 500,000 shares)
              ------  ----------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY            163,889 (including an option to purchase 97,222 shares)*
              ------  ----------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

 REPORTING            1,596,978 (including a warrant to purchase 500,000 shares)
              ------  ----------------------------------------------------------
   PERSON       10    SHARED DISPOSITIVE POWER

    WITH              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,760,867 (including a warrant to purchase 500,000
          shares and an option to purchase 97,222 shares)*
--------  ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                  [ ]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.8%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================


* Pursuant to Rule 13d-5(b)(1), Mr. Finneran is reporting beneficial ownership of the shares of common stock of Edison Control Corporation owned by Mr. Alan J. Kastelic. However, Mr. Finneran does not affirm membership in a group with Mr. Kastelic because he has neither the power to vote or dispose of any securities held by Mr. Kastelic, nor does he have the power to direct the voting or disposal of any securities held by Mr. Kastelic.

CUSIP No. 280883 10 9
================================================================================
    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Alan J. Kastelic
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [X]

--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)

    4     SC
--------  ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF      7    SOLE VOTING POWER

   SHARES            163,889 (including an option to purchase 97,222 shares)
             ------  -----------------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER

  OWNED BY           1,596,978 (including a warrant to purchase 500,000 shares)*
             ------  -----------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER

 REPORTING           163,889 (including an option to purchase 97,222 shares)
             ------  -----------------------------------------------------------
   PERSON      10    SHARED DISPOSITIVE POWER

    WITH             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,760,867 (including a warrant to purchase 500,000
          shares and an option to purchase 97,222 shares)*
--------  ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                  [ ]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.8%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================


* Pursuant to Rule 13d-5(b)(1), Mr. Kastelic is reporting beneficial ownership of the shares of common stock of Edison Control Corporation owned by Mr. Finneran. However, Mr. Kastelic does not affirm membership in a group with Mr. Finneran because he has neither the power to vote or dispose of any securities held by Mr. Finneran, nor does he have the power to direct the voting or disposal of any securities held by Mr. Finneran.

Items 4, 5 and 7 of the Schedule 13D filed April 14, 1989 (the "Schedule 13D") of William B. Finneran, relating to the Common Stock, par value $.01 (the "Common Stock") issued by Edison Control Corporation, a New Jersey corporation (the "Company"), are hereby amended by this Amendment No. 17 to the Schedule 13D, to be read in their entirety as follows:

Item 4.  Purpose of Transaction

     On March 4, 2003, William B. Finneran, the Chairman of the Board and a director of the Company, and Alan J. Kastelic, the President, Chief Executive Officer and a director of the Company, delivered a proposal ("Proposal") to the Board of Directors of the Company, a copy of which is attached hereto as Exhibit
A. Under the terms of the Proposal, the Company would undertake a one-for-66,666 reverse stock split of Common Stock, following which all shareholders left with less than one share of Common Stock would be entitled to receive cash in an amount equal to $6.50 per pre-split share. Additionally, Mr. Finneran's shareholdings would be structured such that, by operation of the reverse stock split, he would receive the $6.50 pre-split cash price for 185,100 shares that he currently owns (representing approximately 16.9% of his shares currently outstanding). It was anticipated that as a result of the reverse stock split, Messrs. Finneran and Kastelic would remain as the only two shareholders of the Company.

     On April 9, 2003, the Board of Directors of the Company, upon the unanimous recommendation of its special committee, approved the Proposal, with certain modifications. First, the pre-split per share price had been adjusted to $7.00 per pre-split share. Second, Mr. Finneran, for personal tax reasons, had decided not to cash out any of his shares in the reverse stock split. Third, the Board of Directors conditioned completion of the reverse stock split upon the requirement that a majority of all outstanding shares held by unaffiliated shareholders not be voted against the reverse stock split proposal. This requirement is in addition to the shareholder vote required by New Jersey law.

     Except for outstanding stock options and warrants held by Messrs. Finneran and Kastelic, which will remain outstanding after the reverse stock split, the Company intends to enter into individual option cancellation agreements with each person holding options pursuant to which each option holder will be entitled to receive a cash payment equal to the product of (i) the number of shares of Common Stock subject to such option and (ii) the excess of $7.00 over the exercise price per share subject to such option.

     To fund the transaction, LaSalle National Bank Association has committed, subject to customary limitations, to provide a $5 million five-year secured term loan to the Company.

     Following completion of the reverse stock split, shares of Common Stock will cease to be traded on the OTC Bulletin Board, and price quotations of shares of Common Stock will no longer be available. In addition, the registration of Common Stock under the Securities Exchange Act of 1934, as amended ("Exchange Act"), will be terminated. Accordingly, after the effective time of the reverse stock split, the Company will no longer be required to file periodic reports with the Securities and Exchange Commission under the Exchange Act.

Item 5.  Interest in Securities of the Issuer

     The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 1,638,595 shares outstanding, which is the number of shares outstanding as of April 22, 2003.

     As of the close of business on April 22, 2003, Mr. Finneran owns directly 1,096,978 shares of Common Stock and holds a warrant to purchase 500,000 shares of Common Stock. Such shares constitute approximately 74.7% of the shares outstanding (based upon 2,138,595 shares which would be outstanding upon the exercise of the warrant). By reason of the provisions of Rule 13d-3 and Rule 13d-5, Mr. Finneran may be deemed to beneficially own an additional 9,740 shares owned by UGMA accounts and the 163,889 shares (including an option to purchase 97,222 shares) owned by Mr. Kastelic, which when aggregated with the shares owned by Mr. Finneran, total 1,770,607 shares (including a warrant to purchase 500,000 shares and an option to purchase 97,222 shares), constituting approximately 79.2% of the shares outstanding (based upon 2,235,817 shares that would be outstanding upon the exercise of the warrant and option).

Item 7.  Material to Be Filed as Exhibits

     Exhibit A: Offer letter, dated March 4, 2003, from William B. Finneran and Alan J. Kastelic

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 22, 2003                  /s/ William B. Finneran
                                        ----------------------------------------
                                        William B. Finneran

                                    EXHIBIT A

                                  March 4, 2003

Edison Control Corporation
Board of Directors
777 Maritime Drive
Port Washington, WI  53074-0308

Gentlemen:

     As you know, Edison Control Corporation purchased Construction Forms, Inc. in 1996 with the goal and intent of growing its business and, as a result, increasing our stock price and shareholder value. Since that time, we have spent considerable time and energy focusing on various ways to achieve those goals. Unfortunately, ConForms operates in an industry in which success is closely tied to the general health of the industrial economy, and which is characterized by fragmented competition and a relationship-driven customer base that is generally loyal to its existing suppliers and vendors. These factors have made it difficult over the years to increase ConForms' market penetration and achieve substantial revenue and earnings growth through traditional sales and marketing methods. Additionally, many of the perceived benefits of EDCO being a public company have not proven helpful in generating growth or increasing our shareholder value. For example, we have not accessed the public markets to raise equity capital; we have been unable to attract analyst coverage, market attention or institutional shareholder investment; and our share price has not increased significantly since we originally purchased ConForms. Also, our stock's small public float, extremely limited trading volume, significant bid-ask trading price spread and recent delisting from The Nasdaq Stock Market have further limited our ability to use our stock as acquisition currency, significantly limited the ability of our shareholders to sell their shares without also reducing our trading price, and further impaired our ability to use stock options or equity-based incentives to successfully attract and retain employees.

     In light of our limited growth, relatively poor stock price performance and trading liquidity restraints, we have continuously explored potential alternatives to increase shareholder value and attract investor and analyst interest. For example, given the fragmented nature of the concrete pumping industry, we tried to achieve revenue growth and increase our shareholder value by pursuing potential acquisitions of competitors, customers and vendors. While we explored numerous potential acquisitions over the past several years, we were unable to successfully complete a significant acquisition, due at least in part to our inability to utilize our stock as an attractive acquisition currency. Also, in an effort to focus on expanding our margins, we divested our unprofitable Gilco division in September 2000. Additionally, to potentially provide equity capital and expertise to effect strategic acquisitions in the industry and increase our shareholder value, we undertook a coordinated process of soliciting preliminary indications of interest on a selective basis from qualified strategic or financial parties for a sale of all or a part of the Company beginning in the second quarter of 1999 and again in the first quarter of 2000. While we received some preliminary oral indications of general interest from a few select parties, and in one case even proceeded relatively far down the path of negotiating definitive documentation, we were unable to negotiate or conclude a transaction on terms that we thought were fair to and in the best interests of our shareholders.

     Despite all of these efforts, we have not been successful in increasing shareholder value in a meaningful way. We have nevertheless continued to analyze potential ways in which to provide that value on a going-forward basis, and we believe the best and most efficient way at this point to accomplish this goal is for EDCO to undertake a "going private" transaction following which it will no longer be a publicly traded company. We believe such a transaction will result in substantial benefits to the Company and its shareholders. Specifically, minority shareholders will be able to liquidate their holdings (which could otherwise be difficult given the limited trading volume of our stock) and receive a premium price for their shares in a transaction generally taxable at capital gains rates, while avoiding the large "bid-ask" spread discount associated with trading our stock and without incurring typical brokerage commissions or fees. Also, "going private" will allow the Company to terminate registration of its common stock under the Securities Exchange Act of 1934, which will relieve the Company of the burdens and costs associated with filing reports and otherwise complying with the requirements of the SEC, the 1934 Act and other laws and regulations that impact public companies. In particular, by going private EDCO will avoid the costs and burdens of the pending conversion of the OTCBB into the BBX and the recently enacted Sarbanes-Oxley Act of 2002, which places increased obligations on public companies reports and otherwise complying with the requirements of the SEC, the 1934 Act and other laws and regulations that impact public companies. In particular, by going private EDCO will avoid the costs and burdens of the pending conversion of the OTCBB into the BBX and the recently enacted Sarbanes-Oxley Act of 2002, which places increased obligations on public companies related to disclosure and corporate governance. We believe the Company will save over $150,000 per year if it were no longer required to file reports with the SEC. Going private will also allow management to focus increased time and attention on the long-term strategic goals and objectives of the Company without regard to short-term goals and benchmarks, such as quarterly earnings per share targets, that publicly traded companies are pressured to achieve. Finally, the Company will no longer be required to publicly disclose detailed information regarding its business, operations and results, which disclosure requirements currently place ConForms at a competitive disadvantage with its private competitors who are not obligated to do the same.

     As a result, we propose that the Company undertake a 1-for-66,666 reverse stock split in which shareholders left with fractional shares after the reverse split will receive a cash payment equal to $6.50 per pre-split share (which represents a 14.0% premium over the average bid price of $5.70 for our common stock for the 15 days prior to February 26, 2003). The reverse stock split will effect a "going private" transaction in which we would be the only two remaining shareholders of the Company. We intend to structure Bill's shareholdings such that, by operation of the reverse stock split, he will receive the $6.50 pre-split cash price for 185,100 shares that he currently owns (representing approximately 16.9% of his holdings), while the remaining 1,476,878 of his shares and share equivalents will remain outstanding and will be reduced according to the split ratio. Bill's intention to cash out up to 185,100 shares at the $6.50 pre-split per share price evidences our belief that such price is fair to EDCO's minority shareholders.

     You should be aware that we considered proposing a "going private" transaction through alternative methods, such as by way of a merger between the Company and a newly created company controlled by us, a tender offer by such a newly created company followed by a merger, or a self-tender offer by the Company for all of its outstanding shares. However, we decided that a reverse stock split is the most efficient way to achieve the desired result, since it can be accomplished on a quicker time frame and with significantly less cost to the Company, thereby allowing the Company to provide our shareholders with a higher per share price in the transaction than might otherwise be available in the often more costly and time consuming alternatives. Additionally, we have discussed the transaction with the Company's lender, LaSalle National Bank, and it has indicated its willingness to provide the Company with sufficient financing on terms reasonably satisfactory to the Company for it to purchase all of the fractional shares resulting from the reverse split.

     We fully expect that the Board will form a special committee of independent directors to evaluate our proposal. In so doing, it is important for the Board and the special committee to understand that we are both unwilling to consider any alternative transaction in which we would sell our shares to an outside third party.

     Of course, we believe the Board and the special committee should evaluate this proposal in a way that provides assurances of procedural and substantive fairness to the Company's minority shareholders. In this regard, and since we together beneficially own approximately 75.0% of the issued and outstanding common stock of the Company, we suggest this transaction be approved by not only both the special committee and the shareholder vote required by state law, but also by the vote of a majority of the Company's remaining shareholders (other than the two of us) who vote on the proposal at a special shareholders meeting called for such purpose.

     We are willing to meet with the Board and its special committee at any time to discuss this proposal.

                                  Sincerely,

                                  /s/ William B. Finneran   /s/ Alan J. Kastelic

                                  William B. Finneran       Alan J. Kastelic